Principal Funds 711 High Street, Des Moines, IA 50392 515 247 5111 tel www.principal.com

November 15, 2016
Via EDGAR
Trace Rakestraw
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549
Re:    Principal Funds, Inc. (the “Registrant”)
File Numbers 033-59474, 811-07572
Post-Effective Amendment No.185 to the Registration Statement on Form N-1A (the “Amendment”)
Dear Mr. Rakestraw,
This letter responds on the Registrant’s behalf to the comments of the Staff of the Securities and Exchange Commission (the “SEC”) with respect to the Amendment, which you communicated to me by telephone on November 7, 2016. The Registrant filed the Amendment with the SEC on September 23, 2016, pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”). The Registrant will make changes in response to Staff comments as described below in a post-effective amendment that will be filed with the SEC pursuant to Rule 485(b) under the 1933 Act (Amendment No.187).
Comments to the Prospectus
Comment 1. If the Advisor (Principal Management Corporation) has the opportunity to recoup its expenses that it previously waived or reimbursed, please add corresponding disclosure in a footnote to each applicable Fund’s Annual Fund Operating Expenses table.
Response: There is no reimbursement or ability to recoup expenses beyond the fiscal year end.
Comment 2. Please confirm that the Example tables for each Fund take into account expense waivers or reimbursements only for the period for which the waiver or reimbursement is in effect.
Response: Confirmed.
Comment 3. Please confirm that the Registrant will update all blank, bracketed and outdated information in a subsequent filing.
Response: Confirmed.
Comment 4. Please confirm that, as applicable, the Registrant will update the footnotes to the Annual Fund Operating Expenses table to reflect that the fee waiver and/or expense reimbursement will be in place for no less than one year from the effective date of the registration statement.
Response: Confirmed.
Comment 5. For several funds (the High Yield and SmallCap S&P 600 Funds, for example), the Example shows much higher numbers for the 3, 5 and 10 year expenses. Please explain in correspondence.
Response: The expenses in the 1-year column take into account applicable fee waivers and expense reimbursements. The 3-, 5-, and 10-year columns reflect the expenses without such waivers and reimbursements.
Comment 6. The footnotes to each Annual Fund Operating Expenses table state the following: Principal Management Corporation ("Principal"), the investment advisor, has contractually agreed to limit the Fund’s expenses by paying, if necessary, expenses normally payable by the Fund…” Please consider deleting the phrase “if necessary.”

Response: The Registrant respectfully declines to revise the disclosure because the current disclosure is the language used in the contract.
Comment 8. For the High Yield Fund, which invests at least 80% of its assets in high yield securities, please consider whether the High Yield Securities Principal Risk adequately addresses the risk of investing in high yield securities. Please consider revising this risk to include all of the risks that a high yield portfolio is expected to be subject to and the circumstances reasonably likely to adversely affect the Fund’s net asset value or total return.

Response: The Registrant believes the disclosure in the Fund’s Principal Risks, along with the disclosure on high yield securities in Item 9, are appropriate given the Fund’s investments. However, the Registrant will take the Staff’s comment into consideration when preparing its the annual update for the Fund.
Comment 9. For the MidCap S&P 400 Index Fund and the SmallCap S&P 600 Index Fund, revise the principal investment strategies to disclose the following: (1) the methodology and weighting of the index; (2) the index rebalancing process and frequency; and (3) whether the Fund uses a replication strategy or an optimization strategy.
Response: The Registrant respectfully declines to make the requested change at this time, but it will take the Staff’s comment into consideration when preparing its the annual update for these Funds.
Comment 10. The Principal Investment Strategies for the SmallCap Value Fund II state as follows: “For this Fund, companies with small market capitalizations are those with market capitalizations within the range of companies comprising the Russell 2000® Value Index (as of December 31, 2015, this range was between approximately $15.0 million and $5.1 billion) or in securities with market capitalizations of $3.5 billion or less.” Please revise this wording.
Response: The Registrant will make the requested change.
Comment 11. For all related performance data, confirm the sub-advisors have records to support the performance data pursuant to Rule 204-2(a)(16) under the Investment Advisers Act of 1940.
Response: The Registrant has obtained confirmation from each sub-advisor for whom related performance is shown that the sub-advisor has the records necessary to support the performance calculations shown.
Comments to the SAI
Comment 21. The SAI, under Industry Concentration, states: “The Funds view their investments in privately issued mortgage-related securities, asset-backed securities or tax-exempt municipal securities as not representing interests in any particular industry or group of industries.” Please revise the disclosure to reflect the Staff’s position that privately-issued mortgage-backed securities and asset-backed securities should not be excluded when determining industry concentration.
Response: The Registrant will make the requested revision to delete “privately issued mortgage-related securities” and “asset-backed securities” from the above-quoted sentence.
Comment 21. Please confirm that the expiration date for the contractual limits on Total Annual Fund Operating Expenses for International Fund I is correct.
Response: Confirmed. Please note that the first table shows existing share classes, and the second table shows a later expiration date for the new Class R-6 shares of this Fund.
Please call me at 515-235-1209 if you have any questions.
Sincerely,

/s/ Britney Schnathorst

Britney Schnathorst
Assistant Counsel, Registrant